FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 12, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 12 September 2006

Name of applicant:
                                                                 Signet Group plc

Name of scheme:                                                  Signet Group plc Executive Share Option Scheme 1993

Period of return:                                From:           24.02.06                To:       12.09.06

Balance under scheme from previous return:                       10,263,723

The amount by which the block scheme has been increased, if
the scheme has been increased since the date of the last
return:                                                          N/A

Number of securities issued/allotted under scheme during         500,530
period:

Balance under scheme not yet issued/allotted at end of period    9,763,193

Number and class of securities originally listed and the date
of admission                                                     1,503,000 ordinary 0.5p shares - 09.02.00

                                                                 30,000,000 ordinary 0.5p shares - 15.11.00

                                                                 16,000,000 ordinary 0.5p shares - 05.12.01

                                                                 6,000,000 ordinary 0.5p shares - 04.02.03

Total number of securities in issue at the end of the period     1,730,953,127

Name of contact:                                                 Mrs K Bond

Address of contact:                                              15 Golden Square, London, W1F 9JG

Telephone number of contact:                                     0870 90 90 301

SIGNED BY Mark Jenkins

____

                  Company Secretary

                  for and on behalf of

                  Signet Group plc

                  Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 12 September 2006

Name of applicant:                                               Signet Group plc

Name of scheme:                                                  Signet Group plc 2000 LTIP

Period of return:                                From:           24.02.06                To:       12.09.06

Balance under scheme from previous return:                       1,234,350

The amount by which the block scheme has been increased, if
the scheme has been increased since the date of the last
return:                                                          1,000,000

Number of securities issued/allotted under scheme during         1,335,565
period:

Balance under scheme not yet issued/allotted at end of period    898,785

Number and class of securities originally listed and the date
of admission                                                     1,200,000 - 04.02.03

                                                                 500,000 - 31.03.04

                                                                 400,000 - 09.11.05

                                                                 1,000,000 - 06.09.06

Total number of securities in issue at the end of the period     1,730,953,127

Name of contact:                                                 Mrs K Bond

Address of contact:                                              15 Golden Square, London, W1F 9JG

Telephone number of contact:                                     0870 90 90 301

SIGNED BY Mark Jenkins

                  Company Secretary

                  for and on behalf of

                  Signet Group plc

                  Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 12 September 2006

Name of applicant:                                               Signet Group plc

Name of scheme:                                                  Signet Group plc Sharesave Scheme

Period of return:                                From:           24.02.06                To:       12.09.06

Balance under scheme from previous return:                       58,904

The amount by which the block scheme has been increased, if
the scheme has been increased since the date of the last
return:                                                          2,350,000

Number of securities issued/allotted under scheme during         247,296
period:

Balance under scheme not yet issued/allotted at end of period    2,161,608

Number and class of securities originally listed and the date
admission                                                        4,055,437 ordinary 0.5p shares - 09.02.00

                                                                 2,000,000 ordinary 0.5p shares - 15.11.00

                                                                 3,912,000 ordinary 0.5p shares - 05.12.01

                                                                 3,300,000 ordinary 0.5p shares - 04.02.03

                                                                 4,500,000 ordinary 0.5p shares - 15.11.04

                                                                 1,750,000 ordinary 0.5p shares - 18.04.06

                                                                 600,000 ordinary 0.5p shares - 06.09.06

Total number of securities in issue at the end of the period     1,730,953,127

Name of contact:                                                 Mrs K Bond

Address of contact:                                              15 Golden Square, London, W1F 9JG

Telephone number of contact:                                     0870 90 90 301

SIGNED BY Mark Jenkins

                  Company Secretary

                  for and on behalf of

                  Signet Group plc

                  Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                      BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 12 September 2006

Name of applicant:                                               Signet Group plc

Name of scheme:                                                  Signet Group plc US Share Option Plan 2003

Period of return:                                From:           24.02.06                To:       12.09.06

Balance under scheme from previous return:                       4,100,000

The amount by which the block scheme has been increased, if
the scheme has been increased since the date of the last
return:                                                          N/A

Number of securities issued/allotted under scheme during         Nil
period:

Balance under scheme not yet issued/allotted at end of period    4,100,000

Number and class of securities originally listed and the date
of admission                                                     500,000 0.5p ordinary shares - 15.11.04

                                                                 3,600,000 0.5p ordinary shares - 09.11.05

Total number of securities in issue at the end of the period     1,730,953,127

Name of contact:                                                 Mrs K Bond

Address of contact:                                              15 Golden Square, London, W1F 9JG

Telephone number of contact:                                     0870 90 90 301

SIGNED BY Mark Jenkins

                  Company Secretary

                  for and on behalf of

                  Signet Group plc

                  Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   September 12, 2006